September 24, 2010

Mr. Kevin Woody, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 8

Washington, DC 20549

Re:

Rodman & Renshaw Capital Group, Inc.
Form 10-K for the Fiscal Year Ended 12/31/09
Filed March 16, 2010

Definitive Proxy Statement

Filed March 26, 2010
Form 10-Q for the Quarterly Period Ended 6/30/10
Filed August 12, 2010
File No. 001-33737

Dear Mr. Woody:

Rodman & Renshaw Capital Group, Inc. (the “Company”) has prepared this letter in response to the Staff’s comment letter dated September 13, 2010 (the “Comment Letter”) regarding the above-referenced filings.

For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter above each respective response.

Form 10-K for the fiscal year ended December 31, 2009

Staff comment:

1. Item 15 Exhibits and Financial Statement Schedules, page 34

Please tell us why you have not filed the joint venture agreement with Aceras Partner, LLC as it would appear that this is a material agreement. Refer to item 601(b)(10) of Regulation S-K.

Company response:

The joint venture agreement with Aceras Partners, LLC is an operating agreement of Aceras Biomedical LLC, a Delaware limited liability company that is owned 50% by Aceras Partners, LLC as the Managing Member and 50% by Rodman Principal Investments, LLC (“RPI”), a wholly owned subsidiary of the Company. The Company did not guaranty any obligations of RPI, nor did it fund RPI in any material manner at inception of the joint venture. We believe that we entered into the joint venture agreement in the ordinary course of our business, which historically as well as currently has included a component of principal investment activity, and therefore the operating agreement was not required to be filed as an exhibit pursuant to Item 601(10)(ii) of Regulation S-K. Further, since the Company neither guaranteed any obligations of RPI, nor funded RPI at inception, no material resources of the Company were definitively committed to the venture.

In light of the success of the venture, and the return that was achieved on the ventures investment in Huxley Pharmaceuticals, Inc. (“Huxley”), RPI now has significant assets. In light of this development, and despite the ordinary course of business exception contained in Item 601(10)(ii) of Regulation S-K, we will file the Aceras Biomedical LLC Operating Agreement as an exhibit to our next quarterly report (for the period ending September 30, 2010).

Financial Statements

Consolidated Statements of Cash Flows, page F-6

Staff comment:

2. Please clarify for us the nature of the line item 'Aceras proceeds.' Further, please confirm for us that you will disclose the nature of this line item in future filings, as applicable.

Company response:

In October 2009, the Company announced that BioMarin Pharmaceutical Inc. (NASDAQ: BMRN) (“BioMarin”) acquired Huxley, an Aceras BioMedical privately held portfolio company. Under the terms of the transaction, BioMarin made cash payments to Huxley shareholders in 2009. As a Huxley shareholder, Aceras BioMedical received cash payments of $13.3 million in 2009.  Additionally, Aceras BioMedical, which is 50% owned by Aceras Partners, paid $6.6 million in cash to Aceras Partners representing its share of the $13.3 million BioMarin payment.  We confirm that we will disclose the nature of this line item in future filings, as applicable.

Staff comment:

3. Please tell us how you determined it was appropriate to classify 'Distributions to non-controlling interests' within your investing activities. Within your response, please reference ASC 230-10,

Company response:

According to ASC 230-10-45-12b., “Cash Flows from Investing Activities”, receipts from sales of equity instruments of other entities (other than equity instruments carried in a trading account) should be classified as an investing activity.  The $13.3 million in cash payments from BioMarin represents receipts from the sale of Huxley and the $6.6 million represents related contractual cash payments to Aceras Partners (non-controlling interest) from the sales proceeds of Huxley.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-11

Staff comment:

4. Please tell us how your policy of capitalizing customer relationships acquired in the normal course of your operations complies with paragraph 3 of ASC 350-30-25.

Company response:

Customer relationships were acquired and are recorded at their fair values, net of accumulated amortization, since the acquisition date. Amortization is calculated using the straight line method over the estimated useful lives of three years. Since the customer relationships were purchased and were not internally developed in the normal course of business by the Company; paragraph 3 of ASC 350-30-25 does not apply. In future filing we will omit the phrase “in the normal course of the Company’s operations”.

Note 4 – Financial Instruments, at Fair Value, page F-14

Staff comment:

5. Please tell us how you determined it was appropriate to aggregate certain Level 3 assets in your disclosure of changes in fair value of your Level 3 assets. Please refer to paragraph 2c of ASC 820-10-50.

Company response:

Warrants, merchant banking investment, and other investments represented 45%, 44%, and 11% of total Level 3 assets, respectively.

The Company disclosed the changes in Level 3 assets as discussed in paragraph 2c of ASC 820-10-50 by major asset and liability categories which were determined to be 1) Derivatives (warrants) and 2) Non-Derivatives (other financial instruments).

In future filings, the Company will breakout merchant banking investment separately.

Staff comment:

6. Please tell us the nature of the change in accounting estimate which increased the value of your warrants. Further, please confirm for us that you will disclose the nature of changes in accounting estimates in future filings, as applicable.

Company response:

This item was the subject of a previous Staff Comment Letter dated July 24, 2008. The Company's response dated August 25, 2008 was as follows:

Prior to the adoption of SFAS 157, Fair Value Measurements, (“SFAS 157”) on January 1, 2008, we followed the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide, Brokers and Dealers in Securities, paragraphs 7.10 to 7.11 when determining fair value for underwriter and placement agent warrants. Specifically, our valuation criterion prior to the adoption of SFAS 157 was based on the following:

1)	Historical entity specific criteria - The Company has a limited history of monetizing and realizing gains from underwriter and placement agent warrants;
2)	Financial standing of the issuer – The issuers are generally “microcap” biotechnology SEC registrants with little if any operating income or revenue;
3)	Business and financial plan of the issuer – The issuers’ financial plan generally revolve on the ability to raise cash through equity private placement financings (PIPES);
4)	Contractual restrictions on salability – The underwriter and placement agent warrants are generally restricted under Rule 144a;
5)

Reported prices and the extent of public trading in similar financial instruments of the issuer or comparable companies – The underwriter and placement warrants are not actively traded and there is very little comparable market data;

6)	Ability of the issuer to obtain needed financing – The issuers are generally dependent on investment banks to raise equity in private placement financings (PIPES);
7)	Pricing by other dealers in similar securities – There are very few, if any, dealers that actively trade “micro-cap” underwriter and placement agent warrants.

We elected to change our valuation method to the Black-Scholes Option Pricing Model pursuant to the adoption of SFAS 157, as we believe this model is a “better measure” of fair value consistent with the market participant concepts as defined in SFAS 157.

SFAS 157 does not preclude us from changing our valuation technique or our application from one acceptable method to another. However, a precondition for changing a valuation technique or our application is that the change results in a measurement that is equally or more representative of fair value. Paragraph 20 of Statement 157 states, in part:

A change in a valuation technique or its application . . . is appropriate if the change results in a measurement that is equally or more representative of fair value in the circumstances. That might be the case if, for example, new markets develop, new information becomes available, information previously used is no longer available, or valuation techniques improve.

Paragraph 20 of SFAS 157 specifically states that revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate. According to paragraph 37 of SFAS 157, the statement shall be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied.

In summary, we concluded this change in valuation methodology should be accounted for as a change in estimate since it is a change from one acceptable method to another acceptable method according to SFAS 157. In addition, we concluded that Black-Scholes provides a measurement tool that is equally or more representative of fair value and is consistent with the definition of “fair value” as defined in SFAS 157.

We confirm that we will disclose the nature of this line item in future filings, as applicable.

Form 10-Q for the quarterly period ended June 30, 2010

Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Recent Accounting Pronouncements, page 11

Staff comment:

7. In light of your economic interest in Aceras BioMedical, please tell us how you determined that you do not have the power to direct the activities that most significantly impact Aceras BioMedical’s economic performance. Please refer to paragraph 38G of ASC 810-10-25.

Company response:

In applying the qualitative model to identify the primary beneficiary of a variable interest entity (“VIE”), an enterprise is deemed to have a controlling financial interest if it meets both of the following criteria:

•	Criterion 1: Power — Power to direct activities of the VIE that most significantly impact the VIE's economic performance ("power criterion")
•	Criterion 2: Losses/Benefits — Obligation to absorb losses from or right to receive benefits of the VIE that could potentially be significant to the VIE ("losses/ benefits criterion")

While both Aceras Partners, LLC (Managing Member) and the Company meet “Criterion 2: Losses/Benefits” above, only Aceras Partners, LLC meets “Criterion 1: Power” due to its sole discretion on investment decisions. Since there are only two partners in Aceras BioMedical and the Company does not meet both Criterion 1 and 2 and Aceras Partners, LLC does meet both Criterion 1 and 2, Aceras Partners, LLC was deemed to be the Primary Beneficiary of Aceras BioMedical.

The Company took into consideration that the Company’s obligation to absorb losses is disproportionately greater than its stated power to direct activities, as discussed in paragraph 38G of ASC 810-10-25, but determined that Aceras Partners, LLC’s power to direct investment activities of Aceras BioMedical outweighed other facts in the primary beneficiary analysis.

Proxy Statement on Schedule 14A filed March 26, 2010

Management, page 2

Staff comment:

8. For each person who serves as a director, please briefly tell us the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director. This disclosure should be made on a director-by-director basis. Confirm for us that you will include similar disclosure in future filings. Refer to Item 401(e) of Regulation S-K.

Company response:

In our Proxy Statement filed March 26, 2010, we included at page 7 a section titled “Disclosure of Director Qualifications” in response to Item 401(e) of Regulation S-K. In future filings, we will include responsive information on a director-by-director basis consistent with the following:

•

General Clark’s leadership in the U.S. Army and as NATO Supreme Allied Commander and Commander-in-Chief of the U.S. – European Command and his experience in the investment banking sector provides the Board with broad leadership and strategic skills and perspective, particularly with regard to interaction with government agencies in our heavily regulated industry and in the non-U.S. markets that we target.

•

Mr. Vasinkevich’s knowledge regarding the capital markets and industries in which we compete provides a critical link between management and the Board, enabling the Board to provide its oversight function with the benefit of management’s perspective of the business.

•

Mr. Rubin’s knowledge regarding our operations and the markets in which we compete, including non-U.S markets, provides a critical link between management and the Board, enabling the Board to provide its oversight function with the benefit of management’s perspective of the business.

•

Mr. Borer’s knowledge regarding our history and operations provides a critical link between management and the Board, enabling the Board to provide its oversight function with the benefit of management’s perspective of the business.

•

Mr. Churchill’s experience in managing private equity and venture capital funds and his legal education provides the Board with the perspective of an active investor and fund manager with a deep understanding of the financial markets.

•

Mr. Cohen’s hands-on experience in public company corporate governance and corporate finance both through his current consulting practice and prior affiliation with Furman Selz provides the Board with a unique perspective on corporate governance matters and corporate finance matters. Given his financial experience, Mr. Cohen has been determined by our Board to be the Audit Committee financial expert.

•

Mr. Drake’s depth of knowledge of the investment banking sector, and his having been a key player in the growth and sale of Vector to Prudential Securities, provides the Board with a perspective on growth and acquisition strategies.

•

Mr. Dryden’s in-depth knowledge of the biotechnology sector as well as his affiliations both with Wolfenson & Company and the Bill and Melinda Gates Foundation provides the Board with valuable management and leadership skills, as well as insight into the biotechnology focus of our business.

•	Mr. Friedman’s law background, together with his investment and merchant banking experience, provides the Board with valuable input into our business.

•

Mr. Haas’ experience as a chief executive officer of a public company and his current involvement in the investment community provides the Board with valuable leadership skills and insight into our business.

Staff comment:

9. Please provide us with the disclosure required by Item 407(h) of Regulation S-K.  Confirm that you will include similar disclosure in future filings.

Company response:

The following is the disclosure called for by Item 407(h) of Regulation S-K.  We will include this disclosure (updated to describe then current circumstances) in future filings which require Item 407(h) disclosure.

Leadership Structure

The Board considers and establishes the appropriate leadership structure for the Company.  The Board has concluded that the Company and its stockholders are best served by not having a formal policy on whether the same individual should serve as both chief executive officer and chairman of the Board.  The Board believes that it is important to retain the flexibility to make this determination based on the circumstances at the time of the determination, recognizing that no single leadership structure will best serve the Company in all cases.  This allows the Board to use its broad experience and knowledge to elect the most qualified director as chairman of the Board, while maintaining its ability to separate the roles of chairman and chief executive officer.  In making this determination, the Board will consider the advantages that come from having leadership of the Board by a person other than the chief executive officer.  Even if a single person were to fill both roles, the Board anticipates that it would appoint a director to serve separately as the presiding or lead non-management director in order to preserve those advantages.

General Wesley K. Clark serves as our chairman of the Board, and Edward Rubin serves as our chief executive officer and president.  The chairman of the Board has the authority to call meetings of the non-management directors, provides input in setting the agenda for Board meetings, is the principal contact for receipt of communications to non-management directors from stockholders, acts as the key Board liaison with the chief executive officer, chairs meetings of the Board including executive sessions, and communicates the Board’s feedback to the chief executive officer. This ensures full involvement in decision-making by the non-management directors. The chairman also approves meeting agendas and ensures that there is sufficient time for discussion of all agenda items.

The Board believes that General Clark’s diverse work experience, his education, and his demonstrated leadership ability make him the best choice currently to serve as our chairman of the Board.

Staff comment:

10. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Company response:

Disclosure under Item 402(s) is triggered “[t]o the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant.”   As indicated in the staff comment, the Company believes that its compensation policies and practices for employees are not reasonably likely to have a material adverse effect on the Company.  Therefore, no disclosure was required under Item 402(s).

Item 402(s) was adopted in Release No. 33-9089, dated December 16, 2009.  In connection with the preparation of the Company’s Proxy Statement, filed March 26, 2010, management assessed the need for disclosure under Item 402(s) and reached the conclusion that no disclosure was needed.  In so doing, management considered:

•	In authorizing incentive compensation, the Compensation Committee considers risks in the design of the annual incentive program.
•

Annual incentive payouts are driven primarily by revenues from our service-based business.  The performance goals historically take into account expense, particularly compensation expense, other than the expense of executive annual incentive payouts.  While these programs effectively motivate executives and employees to seek to generate and increase revenues and net profit, in our service-based business the opportunity to place capital at undue risk to generate additional service-based revenues in excess of expense is not a material risk.

•

The performance metrics used in the annual incentive program are broad measures of Company performance, and are based on those measures of performance recognized by the Board as significant for business planning and for the Company’s overall success.

•	Annual incentive awards are subject to specified maximum payout levels.
•

The Compensation Committee retains discretion to reduce annual incentive payouts.  In its year-end review and before authorizing payouts of annual incentives, the Committee reviews the state of the Company’s business, the results of its operations and financial strength.  In this way the Committee can ensure that annual incentives are paid based on sustainable business practices.

•

The three senior executive officers each, individually or through family holdings, have a significant ownership stake in the Company.  This gives each a long-term orientation that is aligned with the interests of other stockholders.

•

Other executive officers receive compensation linked to stock value, such as restricted stock units, which expose those officers to the risk of a decline in value, and align their interests with the interests of stockholders.  These awards typically have a five-year mandatory holding period, which promotes a long-term view and business practices that balance short-term risk with long-term stability.

The Board, as well as the Audit Committee and Compensation Committee, view the management of risk, including risks that might be fostered or mitigated by the design of our compensation program, as an active and on-going process.  The Company anticipates that the Committees will be active in coming months in assessing risk, including consideration of additional compensation-related policies that would limit or mitigate business risks.  From a corporate governance standpoint, this should provide a strong basis for the determination, in connection with future Form 10-K and proxy statement filings, of whether Item 402(s) mandates disclosure.

We are also aware that many companies provide a discussion of risk in relation to executive compensation policies even though such disclosure is not required under Item 402(s).  The Board and its Committees, in consultation with management, will consider including disclosure of this kind in future filings.

Staff comment:

11. We note that the compensation committee awarded Mr. Horin an additional bonus of 28,748 restricted stock units.  Please tell us the criteria the compensation committee used in deciding to award this bonus.  Confirm that you will include similar disclosure in future filings.

Company response:

The Company is a “smaller reporting company,” and under Item 402(l) of Regulation S-K elected to provide the disclosure called for in Items 402(m) through (r) rather than the disclosure called for in Items 402(a) through (k).  The disclosures for a smaller reporting company do not include a Compensation Discussion and Analysis (called for by Item 402(b)), which is the Item that would require disclosure of the reasoning of the Compensation Committee in awarding a particular bonus or equity award.

Of the disclosure Items relating to a smaller reporting company, only Item 402(o) would seem to provide any basis for this staff comment.  Item 402(o) calls for a “narrative description of material factors necessary to an understanding of the information disclosed in the Summary Compensation Table.”  We believe that the “material terms” referred to in Item 402(o) do not, in the case of a discretionary bonus, extend to the “criteria the compensation committee used in deciding to award the bonus.”  (If this were a non-equity incentive plan grant, then disclosure of the performance goal or formula would be required; this however was not a non-equity incentive plan grant.)

The grant of 28,748 restricted stock units to the CFO was a discretionary bonus which the Compensation Committee chose to pay in the form of an equity award.  There was no specific formula or criteria that led to this grant.  The Compensation Committee chose to make this grant to the CFO in view of its subjective judgment that the CFO had performed well in the 2009 fiscal year, that the potential value of the shares underlying the RSUs at then-current market prices provided a compensation opportunity that, together with other compensation to the CFO, made the compensation for that position more competitive and that payment of such bonus in the form of RSUs, with vesting over three years and settlement deferred until five years after the grant, would promote retention and long-term service by the CFO.

Although we do not believe that Item 402(o) requires an explanation of the rationale for a discretionary bonus, such disclosure would bring added transparency to our compensation program.  Therefore, we will provide an explanation for the rationale for bonus grants of this kind in future proxy statements.

* * * * * * *

In connection with our responses to the Staff comments set forth above, we acknowledge to you that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these materials, please feel free to call me at (212) 356-0545.

Yours truly,

/s/ David Horin
David Horin
Chief Financial Officer

cc:	Gen. Wesley K. Clark, Chairman of the Board
Richard Cohen, Chairman of the Audit Committee
Edward Rubin, President and Chief Executive Officer
John Rodi, KPMG LLP, Audit Partner
Kenneth S. Rose, Esq., Morse Zelnick Rose & Lander, LLP